Exhibit 1.2

RADWARE LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE
ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 19, 2009

        KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned shareholder of Radware Ltd. (the “Company”) hereby constitutes and appoints Roy Zisapel and Meir Moshe, and each of them, as agent and proxy for the undersigned, with full power of substitution to each, to vote, with respect to all of the Ordinary Shares of the Company standing in the name of the undersigned at the close of business on June 12, 2009, at the Company’s Annual General Meeting of Shareholders to be held on Sunday, July 19, 2009, at 3:00 pm (Israel time) at the Company’s offices, at 22 Raoul Wallenberg St., Tel Aviv 69710, Israel, and at any and all postponements or adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

        THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER AND IN THE DISCRETION OF THE PROXIES ON ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF. IN THE ABSENCE OF DIRECTION, THIS PROXY WILL BE VOTED FOR ALL NOMINEES LISTED UNDER “ELECTION OF DIRECTORS” AND FOR PROPOSALS 3 THROUGH 5. THE PROXIES ARE AUTHORIZED TO VOTE IN THEIR DISCRETION ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

RADWARE LTD.

July 19, 2009

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at www.radware.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

â  Please detach along perforated line and mail in the envelope provided.  â

■	20530303000000000000 5	071909

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ALL NOMINEES
LISTED UNDER “ELECTION OF DIRECTORS” (IN PROPOSALS 1 AND 2) AND FOR PROPOSALS 3 THROUGH 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

					FOR	AGAINST	ABSTAIN
1. Election of the following nominees as directors. 2. Election of the following nominees as external directors.			3.	Approval of non-employee directors compensation and option grants.	☐	☐	☐
		NOMINEES:
☐ ☐	FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES	¡ Mr. Yehuda Zisapel until the 2012 annual general meeting ¡ Mr. Avraham Asheri until the 2012 annual general meeting ¡ Ms. Yael Langer until the 2011 annual general meeting ¡ Mr. Colin Green external director ¡ Mr. David Rubner external director	4.	Approval of grant of stock options to the Chief Executive Officer and President of the Company.	☐	☐	☐
☐	FOR ALL EXCEPT (See instructions below)		5.
Approval of the re-appointment of the Company's auditors for until immediately following the next annual general meeting of shareholders and authorization of the Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of the auditors in accordance with the volume and nature of their services to the Company for such fiscal year.
					☐	☐	☐

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

IMPORTANT: The undersigned acknowledges receipt of the Notice of General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. By signing this Proxy Card, the undersigned hereby certifies that the undersigned has no “personal interest” under the Israeli Companies Law in Proposal No. 3. (See Proposal No. 3 of the Proxy Statement for more information and for instructions on how to vote if you do have a “personal interest”.)

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

■	Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.
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